UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 28, 2022

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock
Series D Preferred Stock
Series E Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Announcement of Annual Meeting

Miso Robotics, Inc. (the “Company”) will be holding an annual meeting of its stockholders which will take place on March 10, 2022. The meeting will be held in person at 650 E Green, Pasadena, CA 91101. The meeting will begin at 9:30 am Pacific time. The record date for stockholders of record entitled to attend and vote at the meeting has been set as February 25, 2022.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Date: February 28, 2022